
June 26, 2024

Howard Lutnick
Chief Executive Officer
CF Acquisition Corp. A
110 East 59th Street
New York, NY 10022

> **Re: CF Acquisition Corp. A**
> **Registration Statement on Form S-1**
> **File No. 333-280230**
> **Filed June 14, 2024**

Dear Howard Lutnick:

    We have reviewed your registration statement and have the following comments.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed June 14, 2024

Permitted Purchases of Our Shares, page 103

1. We note your disclosure on page 103 stating that, in the event your initial shareholders, directors, officers, or their affiliates were to purchase shares from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including that your registration statement/proxy statement filed for your business combination transaction would include a representation that any of your securities purchased by your initial shareholders, directors, officers, or any of their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile with the letter agreement filed as Exhibit 10.4 and the disclosure on page 106 and elsewhere stating that in the event that you submit your initial business combination to public shareholders for a vote, your initial shareholders and management have agreed to vote their founder shares, private placement shares and public shares in favor of your initial business combination. Please reconcile or advise. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Exhibits

2. The trust account termination letter attached as Exhibit A to Exhibit 10.5, the Investment Management Trust Agreement, states that "[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially concurrently with your transfer of funds…." Nasdaq Listing Rule IM-5101-2 states that "[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee." It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven Mermelstein, Esq.